Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Administrative Committee

Stewart Salary Deferral Plan:

We consent to the incorporation by reference in the Registration Statement (No.033-062535) on Form S-8 of Stewart Information Services Corporation of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of Stewart Salary Deferral Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and related supplemental schedule, which report appears in the December 31, 2011 annual report on Form 11-K of the Stewart Salary Deferral Plan.

/s/ MFR, P.C.

Houston, Texas

June 26, 2012